Because the electronic format of filing Form N-SAR does not provide adequate space for responding to Items 72DD, 73A, 74U and 74V correctly, the correct answers are as follows:

Evergreen Ultra Short Opportunities Fund

		72DD		73A		74U        	74V
		Dollar		Per Share	Shares
       	Distributions	Distributions	Outstanding	NAV

Class A	$2,547,282	$0.26		9,331,008	$9.77
Class B	$456,107	$0.22	 	1,994,906	$9.77
Class C	$1,815,879	$0.22		7,699,267	$9.77
Class I	$13,291,688	$0.27		42,052,223	$9.77